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EXHIBIT 99.2

Amendment No. 1 to 1998 Stock Incentive Plan

    The first sentence of Section 4 of the Company's 1998 Stock Incentive Plan shall be amended so as to increase the aggregate number of shares of common stock that may be issued thereunder from 1,500,000 to 4,500,000 shares.

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Amendment No. 1 to 1998 Stock Incentive Plan